August 27, 2024

James DiPrima
Chief Executive Officer
Green Stream Holdings Inc.
201 E. Fifth Street, Suite 100
Sheridan, WY 82801

        Re: Green Stream Holdings Inc.
            Form 10-K for the fiscal year ended April 30, 2023
            Filed August 15, 2023
            File No. 000-53279
Dear James DiPrima:

       We have reviewed your May 7, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 5, 2024 letter.

Form 10-K for the fiscal year ended April 30, 2023
Item 8. Financial Statements and Supplementary Data, page F-1

1. We note your response to comment 1 and reissue the comment in its entirety. Please amend your Form 10-K for the fiscal year ended April 30, 2023 to provide financial statements audited as of and for the required periods by a PCAOB-registered firm. We also note that Form 10-Q for the fiscal quarter ended January 31, 2024 and Form 10-K for the fiscal year ended April 30, 2024, both of which were due prior to the filing of your
        Form 15, are now also delinquent. Please file all of the aforementioned periodic reports as soon as practicable.
       Please contact Babette Cooper at 202-551-3396 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters.
 August 27, 2024
Page 2



                  Sincerely,

                  Division of Corporation Finance
                  Office of Real Estate & Construction